UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

Minutes of the Board of Directors Meeting held on August 11, 2025

DATE, TIME AND PLACE: On August 11, 2025, at 5 p.m., by conference call, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) have met, with the attendance of all of its members.

CALL NOTICE AND ATTENDANCE: The call was waived in view of the attendance of all members of the Board of Directors.

MEETING BOARD: Deborah Stern Vieitas, Chairwoman. Daniel Pareto, Secretary.

AGENDA: To resolve on: (i) the creation of a new advisory committee to the Board of Directors called the “Innovation and Technology Committee”; (ii) approval of the Internal Regulations of the Company’s Innovation and Technology Committee; (iii) the election of the members of the Company’s Innovation and Technology Committee; (iv) the election of Ms. Deborah Stern Vieitas as a member of the Sustainability Committee; and (v) confirmation of the composition of the Sustainability Committee.

RESOLUTIONS: Having provided the necessary clarifications, the members of the Board of Directors present unanimously APPROVED:

(i)         the creation of a new advisory committee to the Company's Board of Directors, pursuant to Article 14, §6 of the Company's Bylaws, to be named the Innovation and Technology Committee.

(ii)        the Internal Charter of the Innovation and Technology Committee, establishing the rules regarding its composition, term of office, duties, and responsibilities. A minimum of 5 (five) members were established, of which one will be designated as Coordinator. All members will serve a 1 (one)-year term, being permitted their reappointment.

(iii)      the election of the members who will compose the Innovation and Technology Committee, for a term valid until the investiture of those elected to compose the respective committee, at the first Meeting of the Board of Directors to be held after the 2026 Ordinary Shareholders Meeting, namely: Nitin Prabhu, American, married, administrator, holder of American passport A37166580, in the capacity of Coordinator; Messrs. Deborah Stern Vieitas, Brazilian, single, public administrator and journalist, holder of identity card RG no. 3.839.280-X SSP/SP, registered with the CPF/MF under no. Ede Ilson Viani, Brazilian, married, accountant, holder of identity card RG no. 17.488.375 SSP/SP, registered with the CPF/MF under no. Eduardo Alvarez Garrido, Spanish, married, administrator, holder of identity card RNM no. V346153M – CGPI/DIREX/PF and registered with the CPF/MF under no. 228.866.408-83; Gilberto Duarte de Abreu Filho, Brazilian, married, engineer, holder of identity card RG no. 22.884.756-4 SSP/SP and registered with the CPF/MF under no. 252.311.448-86; Guilherme Horn, Brazilian, married, administrator, holder of identity card RG no. 2031812-0 SSP/SP and registered with the CPF/MF under no. 924.866.147-53; and Mario Roberto Opice Leão, Brazilian, married, engineer, holder of Identity Card RG No. 24752106 SSP/SP, registered with the CPF/MF under No. 248.745.618-37, serving as Members; all with business addresses at Avenida Presidente Juscelino Kubitschek, No. 2041, Unit 281, Block A, Cond. Wtorre JK, Vila Nova Conceição, São Paulo/SP, Zip Code 04543-011.

[Free English Translation]

(iv)       the election as a member of the Company's Sustainability Committee for a supplementary term valid until the investiture of those elected to the respective committee, at the first Board of Directors Meeting held after the 2027 Ordinary Shareholders Meeting, of Ms. Deborah Stern Vieitas, a Brazilian citizen, single, public administrator and journalist, holder of identity card RG no. 3.839.280-X SSP/SP, registered with the CPF/MF under no. 013.968.828-55, resident and domiciled in the capital of the State of São Paulo, with business address at Avenida Presidente Juscelino Kubitschek, no. 2041, CJ 281, Bloco A, Cond. Wtorre JK, Vila Nova Conceição, São Paulo/SP, CEP 04543-011.

(v)        in view of the election approved above, confirmation of the composition of the Sustainability Committee, all with a term of office until the investiture of those elected to compose the committee, at the first Meeting of the Board of Directors to be held after the 2027 Ordinary Shareholders Meeting, namely: Mrs. Cristiana Almeida Pipponzi, Brazilian, married, business administrator, holder of Identity Card RG No. 26.378.342-X SSP/SP, registered with the CPF/MF under No. 285.220.788-58, in the capacity of Coordinator; Ms. Deborah Stern Vieitas, Brazilian, single, public administrator and journalist, holder of Identity Card RG No. 3.839.280-X SSP/SP, registered with the CPF/MF under No. 013.968.828-55; Mr. Tasso Rezende de Azevedo, Brazilian, divorced, forestry engineer, holder of Identity Card RG No. 20,217,603-4 (SSP/SP), registered with the CPF/MF under No. 151,404,518-40; and Mrs. Vivianne Naigeborin, Brazilian, married, businesswoman, holder of Identity Card RG No. 12,885,453-4 SSP/SP, registered with the CPF/MF under No. 106,720,678-70, in the capacity of Members; all with business address at Avenida Presidente Juscelino Kubitschek, No. 2041, CJ 281, Block A, Cond. Wtorre JK, Vila Nova Conceição, São Paulo/SP, Zip Code 04543-011.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared and send to be electronically signed by the attendees. Board: Deborah Stern Vieitas, Chairwoman. Daniel Pareto, Secretary. Signatures: Mrs. Deborah Stern Vieitas – Chairwoman; Mr. Javier Maldonado Trinchant – Vice Chairman; and Messrs. Cristiana Almeida Pipponzi; Cristina San Jose Brosa; Deborah Patricia Wright, Ede Ilson Viani, José de Paiva Ferreira, Mario Roberto Opice Leão, Pedro Augusto de Melo and Vanessa de Souza Lobato Barbosa – Directors. São Paulo, August 11, 2025.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 12, 2025

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer